VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

04024421

RECEIVED
2004 APR 19 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Driscoll
Corporate Administrator

PROCESSED
APR 20 2004
THOMSON FINANCIAL

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

6 January 2004

Preference Share Scheme Update

As advised to ASX on 17 December 2003, the documentation, including the Scheme Booklet, for the proposed Scheme of Arrangement relating to the buy back of the Company's A Class preference shares was successfully dispatched to shareholders on or about 17 December 2003.

The Scheme Meeting and associated General Meeting and Class Meeting have been convened for 21 January 2004 at the Marriott Hotel in Brisbane.

Timetable

The timetable on page 3 of the Scheme Booklet states that the hearing of the Court to approve the scheme is scheduled to occur on 30 January 2004, if the resolutions proposed for the General and Scheme meetings scheduled for 21 January 2004 are passed.

On 23 December 2003, the Court informed the Company that arrangements had been put into place for 30 January 2004 to the effect that:

- the Court will hear the application for approval of the Scheme on Friday 30 January 2004; but
- that hearing would simply deal with directions for the hearing of the substantive application for approval of the Scheme, and not the substantive application itself.

The Company expects that the date that would be fixed by the Court for the hearing of the substantive application would be very soon after Friday 30 January 2004.

If the Scheme is not opposed on 30 January 2004, it is the Company's intention to ask the Court to hear the substantive hearing on that date.

In the Company's view, these arrangements mean that the Company will have notice of and opportunity to prepare its response to objections, if any, to the Scheme and will not have any effect on the implementation of the Scheme in accordance with the timeframe referred to in the Scheme Booklet.

Trading

Overall trading for the months of November and December 2003 has been in line with the earnings forecasts provided to and relied upon by Grant Samuel & Associates Pty Ltd in the preparation of the Independent Expert's Report contained in the Scheme Booklet.

Other Matters

Austereo Group Limited announced yesterday, 5 January 2004, that Brian Bickmore has resigned from the Board of Austereo Group Limited and from his position as Managing Director Corporate Development & International Media, effective 15 January 2004.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Mr Bickmore's termination package of $1.9m, paid in accordance with the terms of his contract of employment, included 12 months' salary and the balance of his executive retirement benefit, together with the payout of his statutory annual leave and long service entitlements. Due to provisioning in prior years, the payment of the termination package will only have an immaterial impact on budget for Austereo of approximately $400,000 and will not have any effect on the forecast current year results for Austereo Group Limited.

On 23 December 2003, Village Roadshow Limited and two of its subsidiaries, Medborne Pty Ltd and VR International Pictures Pty Ltd, were served with proceedings in the Supreme Court of Victoria by investors associated with members and former members of accounting firm KPMG. The proceedings are in respect of those investors' tax leveraged investments in a film partnership with the two subsidiaries relating to the film, *The Matrix*. Those investments (which totalled approximately $23m) were highly leveraged with a significant proportion of the funds invested being provided to those investors by other Village Roadshow Limited subsidiaries. This film partnership, "Groucho II Film Partnership: Matrix (Production)", is considered by the Australian Tax Office to constitute a "mass marketed investment scheme". The proceedings claim that Medborne has breached the Partnership Agreement in various respects, including in relation to accounting issues and a failure to consult with the KPMG partnership representative. The Company and its subsidiaries intend to vigorously defend the proceedings. The Company does not believe that the proceedings will have any material effect on its financial position.

Further announcements about the approval and implementation of the new scheme will be made as required.

15 January 2004

Production Facility Unaffected by CIBC Agreement with Authorities

Village Roadshow Limited announced today that the availability to its wholly owned subsidiary, Village Roadshow Films (BVI) Limited, of the US$900m production facility is unaffected in any way by the agreement of one of its bankers, Canadian Imperial Bank of Commerce, with authorities in Canada and the United States. CIBC's portion of this availability may be made available either through its balance sheet or, as is currently the case, one of its commercial paper conduits. Both methods of funding are contemplated in the existing deal documentation.

The revolving facility of US$900m (of which US$200m is provided by CIBC) involves a syndicate of banks led by CIBC which extends for three years through to January 2006.

Upcoming Village Roadshow Pictures releases, which will be funded by the facility, include *Torque* (to be released in the US this Friday), *Taking Lives* (March 19) and *Catwoman* (July 30) as part of the Company's ongoing production program.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

21 January 2004

Chairman's address to General Meeting

On 28 July 2003, the Board announced its intention to propose and recommend that the Company implement a scheme of arrangement with the holders of its A Class Preference Shares involving the buy-back of all Preference Shares.

On 3 November 2003, Shareholders supported the resolutions necessary to give effect to the scheme.

However, on 18 November 2003, the Supreme Court of Victoria declined to approve the scheme for the reason that the Company had excluded Preference Shareholders from voting their Preference Shares and Ordinary Shareholders who were also Preference Shareholders or associates of Preference Shareholders from voting their Ordinary Shares against the resolution to approve the buy-back associated with the scheme.

The Court found that, although the Company was correct in excluding Preference Shareholders and Ordinary Shareholders who were associates of Preference Shareholders from voting in favour of the resolution, Preference Shareholders should have been entitled to vote their Preference Shares, and Ordinary Shareholders who were also Preference Shareholders or associates of Preference Shareholders from voting their Ordinary Shares, against the resolution.

On 20 November 2003, the Company announced its intention to:

- appeal the Court's decision not to approve the original scheme; and
- ask Shareholders to approve a new scheme in substantially identical terms to the original scheme.

As in the case of the original scheme, the proposed consideration for the buy-back is $1.25 for every Preference Share held, 25 cents of which will be paid in cash and $1 of which will be applied under the scheme on behalf of the Preference Shareholders to acquire one Unsecured Note with an initial face value of $1.

Each Unsecured Note will have an initial face value of $1 and is to be repaid in 3 instalments:

- 33 cents cash on the first anniversary of the date of issue of the Unsecured Notes;
- 33 cents cash on the second anniversary of the issue date; and
- 34 cents cash on the third anniversary of the issue date.

Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum, the first interest payment being due 6 months after the issue date.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Noteholders will be entitled to attend general meetings of the Company but will not be entitled to vote.

This General Meeting has been convened to allow Shareholders to consider and, if thought fit, pass two separate special resolutions relating to the proposed scheme.

A special resolution passed by a poll is a resolution passed by at least 75% of the votes cast by members present in person or by proxy, attorney or corporate representative and entitled to vote on the resolution.

Resolution 1 is that, subject to the approval of the scheme by the Court, the terms of any buy-back agreements to be entered into under the buy-back are approved in accordance with section 257D(1) of the Corporations Act and that any reduction in share capital involved in the buy-back agreements or the buy-back or both is approved.

The voting entitlements in relation to resolution 1 are as follows:

- persons who, at 7pm Melbourne time on Monday 19 January 2004, in other words, the 'Voting Snapshot Time', held Ordinary Shares but did not also hold Preference Shares and are not associates of Preference Shareholders, are entitled to vote those Ordinary Shares in favour of or against the resolution;

- persons who held Preference Shares at the Voting Snapshot Time are entitled to vote those Preference Shares against resolution 1, but not in favour of resolution 1. Votes by such persons in favour of the resolution will be disregarded;

- persons who held Ordinary Shares at the Voting Snapshot Time but are also Preference Shareholders or associates of Preference Shareholders are entitled to vote those Ordinary Shares against resolution 1, but not in favour of resolution 1. Votes by such persons in favour of the resolution will also be disregarded.

Resolution 2 is that certain modifications to the Company's constitution be approved as a special resolution, conditional on the existing Preference Shares being bought back under the scheme.

The voting entitlements in relation to resolution 2 are as follows:

- only persons who were registered as holders of Ordinary Shares at the Voting Snapshot Time are entitled to vote on resolution 2;

- such persons can vote in favour of or against resolution 2, even if they are also Preference Shareholders or are associates of Preference Shareholders;

- Preference Shareholders are not entitled to vote on resolution 2 unless they also held Ordinary Shares at the Voting Snapshot Time and can only vote in respect of such Ordinary Shares.

Amendment of the Company's constitution is necessary because, under limited circumstances, the Unsecured Notes will be convertible back into new Preference Shares.

When the Company adopted its constitution, the constitution conferred voting rights on holders of Preference Shares in accordance with the requirements of the Australian Stock Exchange Listing Rules in force at that time.

The Listing Rules have subsequently been amended and now have the effect that new Preference Shares issued by the Company on conversion of Unsecured Notes must confer certain additional voting rights on their holders.

Accordingly, Ordinary Shareholders will be asked to approve modifications to the constitution to ensure that any new Preference Shares will confer all of the voting rights required under the Listing Rules as they currently exist.

The effect of the modifications is fully explained on page 26 of the Scheme Booklet.

Preference Shareholders will be given the opportunity to consider the proposal at two separate meetings of only Preference Shareholders which will be held one after the other following the conclusion of this General Meeting.

At the first meeting, Preference Shareholders will be asked to consider, and if thought fit, approve a special resolution that any variation, abrogation or cancellation of rights attached to the Preference Shares effected or arising from the buy-back, the buy-back agreements, the scheme or the resolution approving the terms of the buy-back is approved and sanctioned.

The scheme is not conditional on the passing of the resolution to be put to the first Preference Shareholder meeting. The resolution is being put out of an abundance of caution, following the decision of the Supreme Court of Victoria in relation to the original scheme.

At the second Preference Shareholder meeting, Preference Shareholders will be asked to consider, and if thought fit, approve the scheme with or without modification as approved by the Court.

To be passed, the resolution at the second Preference Shareholder meeting must be approved by:

- more than 50% by number of Preference Shareholders present and voting in person or by proxy, attorney or corporate representative at the Scheme Meeting; and

- 75% of the votes cast on the resolution.

The scheme must be approved by the Supreme Court of Victoria and will become effective on an office copy of the Court order approving the scheme being lodged with the Australian Securities and Investments Commission.

It is expected that the Court hearing at which the Court will be asked to approve the scheme will be held on or shortly after 30 January 2004.

Notwithstanding approval of the scheme by the Court, under section 246D of the Corporations Act, persons holding at least 10% of the Preference Shares may apply to the Court to have set aside any variation, abrogation or cancellation of rights attaching to the Preference Shares arising from the buy-back, the buy-back agreements, the resolution to approve the buy-back agreements or the scheme on the grounds that they constitute unfair prejudice.

Such variation, abrogation or cancellation of rights will take effect one month after the variation, abrogation or cancellation is made, or, if an application is made to the Court to have the variation, abrogation or cancellation set aside, when the application is withdrawn or finally determined.

If the Court approves the scheme, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC after the required one month period has elapsed.

Accordingly, if no application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC on 24 February 2004.

If an application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC when the application is withdrawn or finally determined.

The scheme will become effective on the office copy of the Court order being lodged with ASIC.

If the office copy of the Court order being lodged with ASIC occurs on 24 February 2004, it is expected that the buy-back will take place on 2 March 2004 and accordingly, it is expected that:

- holding statements in respect of the Unsecured Notes and the cash component of the buy-back consideration will be dispatched on 9 March 2004; and
- the Unsecured Notes will commence trading on the Australian Stock Exchange on 10 March 2004.

A booklet containing explanatory information on the scheme, a report on the scheme by the independent expert, Grant Samuel, and the notices of this General Meeting and the two Preference Shareholder meetings, have been sent to all members of the Company, including all Ordinary Shareholders.

Your Directors unanimously recommend that all Ordinary Shareholders entitled to do so, vote in favour of both resolutions to be put to this meeting. Each Director entitled to vote on both resolutions at this meeting intends to vote in favour of them.

As mentioned above, although Preference Shareholders are not entitled to vote in favour of either of the resolutions to be put to this meeting, they are entitled to vote against resolution 1.

Your Directors unanimously recommend that Preference Shareholders do not vote against resolution 1.

Preference Shareholders are entitled to vote in favour of or against the resolutions to be put at the two Preference Shareholder meetings which will be held after this meeting.

Your Directors unanimously recommend that Preference Shareholders vote in favour of both resolutions.

Detailed reasons for your Directors' recommendations are set out in section 5 of the Scheme Booklet.

We have strongly encouraged Shareholders to read those reasons in full.

21 January 2004

Chairman's address to Class Meeting

This meeting has been convened by the Directors out of an abundance of caution following the decision of the Supreme Court of Victoria in relation to the original scheme.

The purpose of this meeting is to allow holders of Preference Shares to consider and, if thought fit, pass a special resolution that any variation, abrogation or cancellation of rights attached to the Preference Shares effected or arising from the buy-back, the buy-back agreements, the scheme or the resolution approving the terms of the buy-back is approved and sanctioned.

A booklet containing explanatory information on the scheme, a report on the scheme by the independent expert, Grant Samuel, and the notices of this meeting, the General Meeting and the second Preference Shareholder meeting has been sent to all members of the Company, including all Preference Shareholders.

This meeting is a class meeting only and is not the Scheme Meeting to approve the scheme. The Scheme Meeting will commence promptly after the conclusion or adjournment of this meeting.

The scheme is not conditional on the passing of the resolution to be put to this meeting. The resolution is being put out of an abundance of caution following the decision of the Supreme Court of Victoria in relation to the original scheme.

The scheme must be approved by the Supreme Court of Victoria, and will become effective on an office copy of the Court order approving the scheme being lodged with the Australian Securities & Investments Commission.

It is expected that the Court hearing at which the Court will be asked to approve the scheme will be held on or shortly after 30 January 2004.

Notwithstanding approval of the scheme by the Court, under section 246D of the Corporations Act, persons holding at least 10% of the Preference Shares may apply to the Court to have set aside any variation, abrogation or cancellation of rights attaching to the Preference Shares arising from the buy-back, the buy-back agreements, the resolution to approve the buy-back agreements or the scheme on the grounds that there has been unfair prejudice.

Such variation, abrogation or cancellation of rights will take effect one month after the variation, abrogation or cancellation is made, or, if an application is made to the Court to have the variation, abrogation or cancellation set aside, when the application is withdrawn or finally determined.

If the Court approves the scheme, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC after this additional one month period has elapsed.

Accordingly, if no application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC on 24 February 2004.

If an application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC when the application is withdrawn or finally determined.

The scheme will become effective on the office copy of the Court order being lodged with ASIC.

If the office copy of the Court order being lodged with ASIC occurs on 24 February 2004, it is expected that the buy-back will take place on 2 March 2004.

Your Directors unanimously recommend that Preference Shareholders vote in favour of the resolution to be put to this meeting.

Each Director entitled to vote on the resolution at this meeting intends to vote in favour of the resolution.

21 January 2004

Chairman's address to Scheme Meeting

This meeting has been convened in accordance with an order of the Supreme Court of Victoria made on 12 December 2003 under section 411(1) of the Corporations Act to allow holders of Preference Shares to consider and, if thought fit, pass a resolution approving the proposed scheme of arrangement between the Company and Preference Shareholders under which it is proposed that the Company will buy-back all of the Preference Shares on issue.

To be passed, the resolution must be approved by both:

- more than 50% by number of Preference Shareholders present and voting in person or by proxy, attorney or corporate representative; and
- 75% of the votes cast by Preference Shareholders.

A booklet containing explanatory information on the scheme, a report on the scheme by the independent expert, Grant Samuel, and the notices of this meeting, the General Meeting and the first Preference Shareholder meeting has been sent to all members of the Company, including all Preference Shareholders.

Grant Samuel has concluded that the scheme is in the best interests of Preference Shareholders.

Grant Samuel has valued the consideration for the buy-back at $1.21 to $1.24.

This represents a substantial premium to the price of the Preference Shares on the Australian Stock Exchange during the 12 months prior to the announcement of the proposed scheme.

Your Directors unanimously recommend that Preference Shareholders vote in favour of the scheme.

Detailed reasons for your Directors' recommendations are set out in section 5 of the Scheme Booklet.

We have strongly encouraged Shareholders to read those reasons in full.

Each Director entitled to vote on the resolution at this meeting intends to vote in favour of the resolution.

The proposed consideration for the buy-back is $1.25 for every Preference Share held, 25 cents of which will be paid in cash, and $1 of which will be applied under the scheme on behalf of the Preference Shareholders, to acquire one Unsecured Note with an initial face value of $1.

Each Unsecured Note will have an initial face value of $1 and is to be repaid in 3 instalments:

- 33 cents cash on the first anniversary of the date of issue of the Unsecured Notes;
- 33 cents cash on the second anniversary of the issue date; and
- 34 cents cash on the third anniversary of the issue date.

Interest will be payable on the principal outstanding on the Unsecured Notes six monthly in arrears at the rate of 10% per annum, the first interest payment being due 6 months after the issue date.

Noteholders will be entitled to attend general meetings of the Company but will not be entitled to vote.

The scheme must be approved by the Supreme Court of Victoria and will become effective on an office copy of the Court order approving the scheme being lodged with the Australian Securities & Investments Commission.

It is expected that the Court hearing at which the Court will be asked to approve the scheme will be held on or shortly after 30 January 2004.

Notwithstanding approval of the scheme by the Court, under section 246D of the Corporations Act, persons holding at least 10% of the Preference Shares may apply to the Court to have set aside any variation, abrogation or cancellation of rights attaching to the Preference Shares arising from the buy-back, the buy-back agreements, the resolution to approve the buy-back agreements or the scheme.

Such variation, abrogation or cancellation of rights will take effect one month after the variation, abrogation or cancellation is made, or, if an application is made to the Court to have the variation, abrogation or cancellation set aside, when the application is withdrawn or finally determined.

If the Court approves the scheme, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC after this one month period has elapsed.

Accordingly, if no application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC on 24 February 2004.

If an application is made to the Court to have the variation, abrogation or cancellation set aside, it is proposed that the Company will lodge an office copy of the Court order approving the scheme with ASIC when the application is withdrawn or finally determined.

The scheme will become effective on the office copy of the Court order being lodged with ASIC.

If the office copy of the Court order being lodged with ASIC occurs on 24 February 2004, it is expected that the buy-back will take place on 2 March 2004. Accordingly it is expected that:

- holding statements in respect of the Unsecured Notes and the cash component of the buy-back consideration will be dispatched on 9 March 2004; and
- the Unsecured Notes will commence trading on the Australian Stock Exchange on 10 March 2004.

23 January 2004

GENERAL MEETING AND SCHEME MEETING - 21 January 2004
VOLUNTARY SUSPENSION

Meeting Statistics

As required by Section 251AA(2) of the Corporations Act the following statistics are provided in respect of the resolutions on the agendas of the above meetings.

In respect to each resolution the total number of votes exercisable by all validly appointed proxies and voted was:

General Meeting - Resolution 1"Approval of the Buy-Back"

• Votes where the proxy was directed to vote 'for' the resolution	166,746,018
• Votes where the proxy was directed to vote 'against' the resolution	7,484,095
• Votes where the proxy may exercise a discretion how to vote	70,191,597

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 7,677,696

Details of the poll conducted on 21 January 2004 were as follows:

• The number of votes cast 'for' the resolution	167,245,256
• The number of votes cast 'against' the resolution	70,174,843*

The percentage of votes cast 'for' the resolution was 70.44% of the total votes cast.

In addition, the number of votes which abstained from voting was 7,677,696

*The Company's share registrar, Computershare, is still sorting the categories of shares that cast votes 'against' Resolution 1. However at this stage, it is known that of the 70,174,843 votes cast 'against' the resolution not less than 38,594,271 were cast by Preference Shareholders and not less than 20,268,028 were cast by Ordinary Shareholders who are also Preference Shareholders or associates of Preference Shareholders. If the votes cast 'against' the resolution by these known Preference Shareholders and Ordinary Shareholders were to be excluded, the percentage of votes cast 'for' the resolution would be 93.66% of the total votes cast.

A further announcement will be made once Computershare has completed its sorting of the various categories.

As a special resolution, to be passed, Resolution 1 requires at least a 75% 'for' vote.

General Meeting - Resolution 2 "Approval of the modifications to the Constitution"

• Votes where the proxy was directed to vote 'for' the resolution	175,904,201
• Votes where the proxy was directed to vote 'against' the resolution	1,626,324
• Votes where the proxy may exercise a discretion how to vote	27,358,454

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 90,407

As a special resolution, to be passed, Resolution 2 requires at least a 75% 'for vote'.

• The number of votes cast 'for' the resolution was	179,407,523
• The number of votes cast 'against' the resolution was	25,704,269

The percentage of votes cast 'for' the resolution was **87.47%** of the total votes cast.

In addition the number of votes which abstained from voting was 90,407

Class Meeting

• Votes where the proxy was directed to vote 'for' the resolution	140,094,153
• Votes where the proxy was directed to vote 'against' the resolution	4,790,001
• Votes where the proxy may exercise a discretion how to vote	42,964,075

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 14,355

This resolution requires at least a 75% 'for' vote.

• The number of votes cast 'for' the resolution was	149,314,680
• The number of votes cast 'against' the resolution was	43,401,304

The percentage of votes cast 'for' the resolution was **77.48%** of the total votes cast.

In addition the number of votes which abstained from voting was 14,355

Scheme Meeting - Resolution "Approval of the Scheme"

• Votes where the proxy was directed to vote 'for' the resolution	139,663,788
• Votes where the proxy was directed to vote 'against' the resolution	4,763,698
• Votes where the proxy may exercise a discretion how to vote	43,067,461

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 21,001

This resolution requires both at least a 75% 'for' vote and at least 50% of preference shareholders who voted casting a 'for' vote.

• The number of votes cast 'for' the resolution was	148,998,201
• The number of votes cast 'against' the resolution was	43,375,001

The percentage of votes cast 'for' the resolution was **77.45%** of the total votes cast.

In addition the number of votes which abstained from voting was 21,001

- The number of members who cast votes 'for' of the resolution (either in person or by proxy) including 2 members who also cast votes 'against' the resolution was

- The number of members who cast a vote 'against' the resolution (either in person or by proxy) including 2 members who also cast votes 'for' the resolution was 148
- The total number of members who cast a vote in person or by proxy was 836

82.53% of members who cast votes either in person or by proxy (including 2 members who also cast votes 'against' the resolution) cast votes 'for' the resolution.

<u>Voluntary Suspension</u>

Based on the votes cast 'for' each of the resolutions, the requisite majorities would be attained for the resolutions put at the Scheme Meeting (i.e. the approval of the Scheme by Preference Shareholders) and the Class Meeting as well as Resolution 2 at the General Meeting.

The polls in respect of the resolutions put to shareholders at each of the meetings on 21 January 2004 remain open and each of the meetings has been adjourned to next Wednesday 28 January 2004 in Minter Ellison's offices at Level 23 in the South Tower, the Rialto, 525 Collins Street, Melbourne 3000.

The General Meeting has been adjourned to 5pm with the Class Meeting to follow the closure or further adjournment of the General Meeting and the Scheme Meeting to follow the closure or further adjournment of the Class Meeting.

In respect of each of the resolutions (and in particular Resolution 1 put to the General Meeting on 21 January 2004), there are significant complexities involved in determining the outcome of the resolutions. For example, the determination of associates of Ordinary Shareholders is both complex and time consuming.

The Company is undertaking a careful review of the votes cast given the closeness of the vote and will advise further upon completion of this review and its review of the outcome of the resolutions.

Over the coming long weekend, the Board of the Company will review the actions the Company may take in respect of the reorganisation of the Company's capital structure. A further announcement of the Company's intentions following such review is expected to be made on Tuesday 27 January 2004.

Accordingly, the Company has requested an immediate suspension of trading in its securities pending these reviews.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/01/2004

TIME: 17:51:04

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

21 January 2004

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Melissa Grundy

BY FACSIMILE 07 3832 4114

Dear Ms Grundy

Request for Trading Halt

The Company hereby requests an immediate trading halt on its securities pending receipt of the results of the resolutions put to the shareholders' meetings this afternoon.

The Company will issue an announcement to the market as soon as practicable, which is expected to be on Thursday (22 January 2004) afternoon.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Phil Leggo
Group Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 January 2004

PREFERENCE SHARE SCHEME

Meetings on 21 January 2004

The Company's share registrar, Computershare has completed its sort of the categories of shares that cast votes in respect of the meetings of shareholders held last Wednesday 21 January 2004.

Based on the votes cast at the various meetings :

- The **Scheme** was approved by Preference Shareholders with at least 75% of votes (77.45%) and at least 50% of members casting votes (82.53%) 'for' the resolution.

- The resolution put to Preference Shareholders at the **Class Meeting** was duly passed with at least 75% of votes cast (77.48%) 'for' the resolution.

- The modifications to the **Constitution** of the Company (which are only effective if the Scheme is implemented) were approved by Ordinary Shareholders with at least 75% of votes cast (87.47%) 'for' the resolution.

- `There is still uncertainty as to the outcome of resolution 1 of the General Meeting.

  This resolution seeks approval under section 257D of the *Corporations Act* to give the Company power to enter into the buy back agreements arising under the Scheme.

  This resolution does not seek approval of the Scheme. The Scheme is conditional, amongst other things, upon an approval under section 257D by 30 June 2004. As a result, a failure to pass the resolution at the meetings last Wednesday is not necessarily fatal to the Scheme.

  As reported on 23 January 2004, the votes cast in respect of resolution 1 at the General Meeting were as follows:

  - Votes cast 'for' 167,245,256
  - Votes cast 'against' 70,174,843

  The votes cast 'against' have been sorted by Computershare:

Ordinary Shareholders who are not Preference Shareholders or associates of Preference Shareholders	4,030,299
Holders of Ordinary Shares and Preference Shares (or associates of Preference Shareholders)	
- Ordinary Shares	24,483,829
- Preference Shares	40,810,469
Preference Shareholders who do not hold Ordinary Shares	850,246

There are therefore 3 possible outcomes for this resolution::

- if only votes cast by members who are entitled to vote both 'for' and 'against' the resolution are to be counted in determining whether or not the resolution has duly passed, the resolution would be duly passed with a 97.65% majority.

- if only votes cast by Ordinary Shareholders (including those who also hold Preference Shares or are associates of Preference Shareholders) are to be counted, then the resolution would be passed with an 85.43% majority.

- if all votes cast in respect of the resolution are to be counted (i.e. if only 37% of members could cast votes 'for' whereas 100% could cast votes 'against'), then the resolution would fail with only a 70.44% 'for' vote.

The Company is continuing to seek advice in respect to the voting on this resolution and, in particular, whether or not all votes cast 'against' the resolution are to be counted in determining the outcome of the resolution as well as the eligibility of those who cast a vote on the resolution to actually cast their vote.

The entitlement to vote on resolutions to empower companies to enter into buy back agreements under section 257 of the *Companies Act* is the main issue the subject of the appeal by the Company in regard to the first scheme.

It is the Company's current intention to seek the views of the Supreme Court of Victoria in respect to the outcome of this resolution when the hearing of the Scheme is before the Court on or about 30 January 2004.

Future of the Preference Scheme

As evidenced by the voting in the meetings last Wednesday, the overwhelming majority of shareholders continue to support the Scheme.

Based on the voting on resolution 2 at the General Meeting by Ordinary Shareholders and at the Scheme Meeting by Preference Shareholders, over 82% of the shareholders (Preference and Ordinary) who attended the meetings support the Scheme.

Just prior to Christmas, the Victorian Court of Appeal ordered that the appeal in respect of the decision of Justice Mandie in respect of the first scheme be expedited. The Company expects that the hearing of the appeal is likely to occur within the next 2 to 6 weeks with a decision expected within 2 to 4 weeks after the hearing.

The Directors believe that the prospects of a successful appeal remain favourable. As a result, the Company will continue to vigorously pursue the appeal.

In the event that the appeal is successful, the Company is confident that, particularly in light of the continued support by Preference Shareholders, the Scheme (whether the first or the second) will be approved by the Court and implemented.

In addition, a successful appeal would mean that the potentially anomalous situation that arises out of the decision of Justice Mandie whereby only 37% of shareholders can cast votes 'for' resolution 1 but 100% can cast a vote 'against', will be rectified. It will also bring legal certainty to many buy backs undertaken by other ASX listed companies which have adopted the same approach to voting on such resolutions as that taken by VRL.

Following a review of the available options in respect of the reorganisation of the Company's capital structure over the long weekend, the Directors remain committed to the implementation of the Scheme, thereby reflecting the will of the majority of the Company's members. They believe that the best course of action to achieve this is to continue to vigorously pursue the appeal and to also seek the approval of the Court for the Scheme.

The Company has requested that the suspension of trading in its securities be lifted from the commencement of trading today, Tuesday 27 January 2004.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/01/2004

TIME: 10:10:21

TO: VILLAGE ROADSHOW LIMITED

FAX NO: 03-9639-1540

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reinstatement to Official Quotation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

27 January 2004

PREFERENCE SHARE SCHEME
APPLICATION TO TAKEOVERS PANEL

As advised in its announcement this morning, the Company is continuing to seek advice in respect to the voting on resolution 1 put to the General Meeting last Wednesday 21 January 2004 and, in particular, whether or not all votes cast 'against' the resolution are to be counted in determining the outcome of the resolution as well as the eligibility of those who cast a vote on the resolution to actually cast their vote.

The Company has made an application to the Takeovers Panel.

The application relates to compliance with Chapter 6C of the *Corporations Act* and voting at the Company's meetings held last Wednesday.

The shares the subject of the application total 24,074,945 Ordinary Shares and 38,594,271 Preference Shares comprising :

- 1,000 Ordinary Shares and 1,000 Preference Shares held by Boswell Filmgesellschaft mbH;

- 15,443,174 Ordinary Shares and 34,707,843 Preference Shares held by ANZ Nominees Limited as nominee for a Swiss client, SIS SegaInterSettle AG, which apparently holds on behalf of Schroders and Co, Zurich;

- 4,823,854 Ordinary Shares and 3,885,428 Preference Shares held by ANZ Nominees Limited as nominee for the same Swiss client, SIS SegaInterSettle AG, which in this case apparently holds on behalf of Swissfirst Bank, Zurich; and

- 3,806,917 Ordinary Shares held by Citicorp Nominees Pty Limited as nominee for GNI Limited of London.

The Company will advise further when the proceedings before the Takeovers Panel are complete.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 January 2004

PREFERENCE SHARE SCHEME

Village Roadshow Limited advised on 23 January 2004 that, to give the Company time to determine the outcome of the polls on the resolutions put to the meetings held on 21 January 2004, each of the meetings had been adjourned to 5pm on 28 January 2004 and the polls on the resolutions remained open.

Each of the meetings resumed on 28 January 2004, commencing with the General Meeting at 5pm.

At the General Meeting, the Chairman declared resolution 2 put to the General Meeting on 21 January 2004 carried and the poll closed with the result of the poll being as stated by the Company in its announcement to the ASX on 27 January 2004, subject to any adjustment arising out of proceedings currently before the Supreme Court of Victoria or the Takeovers Panel.

The General Meeting was then adjourned pending the outcomes of those proceedings and their potential relevance in determining the outcome of the poll on resolution 1. The General Meeting has been adjourned to 5pm on Tuesday 10 February 2004 in Minter Ellison's offices at Level 23 in the South Tower, the Rialto, 525 Collins Street, Melbourne 3000

At the Class Meeting held immediately after the adjournment of the General Meeting, the Chairman declared the resolution put to the Class Meeting on 21 January 2004 carried and the poll closed with the result of the poll being as stated by the Company in its announcement to the ASX on 27 January 2004, subject to any adjustment arising out of those proceedings.

At the Scheme Meeting held immediately after the adjournment of the Class Meeting, the Chairman declared the resolution put to the Scheme Meeting on 21 January 2004 carried and the poll closed with the result of the poll being as stated by the Company in its announcement to the ASX on 27 January 2004, subject to any adjustment arising out of those proceedings.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

30 January 2004

PREFERENCE SHARE SCHEME
APPEAL TO THE SUPREME COURT

Village Roadshow Limited announces that the Registry of the Court of Appeal of the Supreme Court of Victoria has advised that the Appeal against the orders of Justice Mandie in respect to the original Scheme of Arrangement in respect of the buy back of the Company's A Class Preference Shares will be heard on 18 February 2004.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

2 February 2004

Preference Share Scheme

Village Roadshow Limited announces that the Supreme Court of Victoria has adjourned the hearing in respect to the current Scheme of Arrangement to Friday, 6 February 2004.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

9 February 2004

Preference Share Scheme

Village Roadshow Limited announces that the Supreme Court of Victoria has adjourned the hearing in respect to the current Scheme of Arrangement to Thursday, 4 March 2004.

As previously advised, the Appeal against the orders of Justice Mandie in respect to the original Scheme of Arrangement in respect of the buy back of the Company's A Class Preference Shares is to be heard on 18 February 2004. The Company expects a decision within 2 to 4 weeks after the hearing.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

10 February 2004

Preference Share Scheme

Village Roadshow Limited advised on 29 January 2004 that the general meeting adjourned on 21 January 2004 and resumed on 28 January 2004 had been further adjourned until 5pm on 10 February 2004.

The Company now advises that the general meeting resumed at 5pm on 10 February 2004. At the resumed meeting the Chairman closed the poll on resolution 1 and the meeting was then closed.

The outcome of the poll on resolution 1 will be announced to the Stock Exchange once it is known, pending the outcome of the proceedings before the Court and the Takeovers Panel.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 February 2004

Val Morgan

Village Roadshow Limited refers to the article in today's Australian Financial Review regarding Val Morgan.

In the Scheme Booklet dated 12 December 2003 the company confirmed it was currently in discussions for the sale of its one third interest in cinema screen advertiser, Val Morgan.

The amounts implied in the article are grossly incorrect. The company believes that, if consummated such a sale will not have any material affect on its assets or earnings.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Web Site: www.villageroadshow.com.au

17 February 2004

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Melissa Grundy

Dear Ms Grundy

Request for Trading Halt

The Company hereby requests an immediate trading halt on its securities pending an announcement by the Takeovers Panel in respect of the Company's application before it. In addition, the Company will shortly thereafter make its own announcement to the market. It is anticipated that both announcements will be made later today.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Shaun Driscoll
Co Company Secretary

VILLAGE ROADSHOW LIMITED

RECEIVED
2004 FEB 19 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Web Site: www.villageroadshow.com.au

18 February 2004

Takeovers Panel Declares Unacceptable Circumstances
Final Orders Vesting 23,923,878 Ordinary Village Shares in ASIC

Village Roadshow Limited announced that the Takeovers Panel has concluded that:

1. Swissfirst Bank AG the holder of a beneficial interest in approximately 2.5% of the ordinary shares in VRL, has failed to comply with disclosure obligations under section 672B of the *Corporations Act*;

2. Schroders & Co Zurich, the holder of a beneficial interest in approximately 6.57% of the ordinary shares in VRL, has failed to comply with disclosure obligations under section 672B of the *Corporations Act*; and

3. 001Invest World Currency Fund Ltd, the holder of a beneficial interest in approximately 1.56% of the ordinary shares in VRL, has failed to comply with disclosure obligations under section 672B of the *Corporations Act*.

The Takeovers Panel has declared that each of the circumstances of the parties set out above is an unacceptable circumstance in relation to the affairs of VRL.

As a result of the declarations, the Takeovers Panel has ordered that the ordinary shares in VRL listed below (representing approximately 10.2% of all ordinary shares in VRL) be vested in ASIC and sold through a bookbuild, with the net proceeds to be accounted to ANZ Nominees Ltd and Citicorp Nominees Pty Ltd as appropriate.

- 15,443,174 ordinary shares in VRL held by ANZ Nominees Limited;
- 4,823,854 ordinary shares in VRL held by ANZ Nominees Limited; and
- 3,656,850 ordinary shares in VRL held by Citicorp Nominees Pty Ltd.

The Takeovers Panel has set out a procedure under which the sale will be undertaken (Orders 2 to 4), which are set out in detail in the attached Media Release of the Takeovers Panel. The Final Orders of the Panel contemplate that the relevant ordinary shares be sold within 6 weeks.

The Company made application to the Takeovers Panel on 23 January 2004 following the service of tracing notices on various foreign entities which beneficially hold shares in Village Roadshow Limited.

The Takeovers Panel proceedings were the final opportunity for Boswell and the other foreign parties to fully comply with their disclosure obligations so that the market could be fully informed.

Commenting on the Panel's decision, Graham Burke, Managing Director and CEO of VRL, said

"The decision of the Takeovers Panel has vindicated Village Roadshow's position that it has been subject to a concerted effort by mysterious foreign parties to hide the true holders of ordinary and preference shares."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

The Takeovers Panel also found that each of Boswell Filmgesellschaft mbH (the holder 1,000 ordinary and 1,000 preference shares) and Mr Stefan Hamm (holding 150,067 ordinary shares), the controller of 001invest World Currency Fund Ltd, had breached the requirements of section 672B of the *Corporations Act* but that, as the parcels of shares held by those parties are not material and there was substantial compliance, the Panel considered that these breaches of section 672B did not result in unacceptable circumstances.

In light of ASIC's policy not to vote on shares which have been vested in ASIC, the Takeovers Panel has ordered that, during the 6 week "sale period" and without an order of the Court or prior approval of the Panel, VRL not reopen a poll taken at any previous shareholder meeting or hold any general meeting at which ordinary shareholders are entitled to vote on any item of business. The Panel has advised that this new requirement should apply to each vesting order of the Panel to ensure that, during the sale process, such vesting order does not distort the voting process on any significant resolution.

The Company notes that, given the time necessary to prepare any relevant notices, proxies and other materials together with the notice requirements for a general meeting, it would take at least 6 weeks for a general meeting to be held once a decision had been made that it be convened. No general meeting prior to the Annual General Meeting, expected to be held in late November 2004, is currently being contemplated by the Company.

The Company believes that the Panel's decision will not have any negative impact on the appeal by VRL to the Court of Appeal in respect of the First Scheme or the ongoing consideration of the Second Scheme by the Supreme Court of Victoria.

The hearing of the appeal commences today before the Court of Appeal of the Supreme Court of Victoria.

In addition, the Company understands that FIRB is continuing with its investigations. Village Roadshow believes that these investigations relate not only to the ordinary shares held by Boswell and the other parties but also extend to their preference shares.

Further enquires : Graham Burke
Managing Director & CEO
03 9667 6602

Takeovers Panel

MEDIA RELEASE

No: 13/2004

Tuesday, 17 February 2004

VILLAGE ROADSHOW LIMITED: PANEL MAKES DECLARATION OF UNACCEPTABLE CIRCUMSTANCES AND FINAL ORDERS

The Panel has made a declaration of unacceptable circumstances in the Village Roadshow Limited (**VRL**) proceeding in relation to contraventions of section 672B of the Corporations Act 2001(Cth) (**Act**).

BACKGROUND

VRL alleged in an application to the Panel that its shareholder Boswell Filmgesellschaft mbH (**Boswell**) and Boswell's sole shareholder Rosco Film GmbH (**Rosco**) and sole director Mr Hans Brockmann failed to disclose information required to be disclosed with respect to their relevant interests in VRL shares and any instructions received from other parties with respect to the acquisition, disposal or voting of the shares.

Boswell, which is incorporated in Germany, holds 1000 ordinary shares and 1000 preference shares in VRL (**Boswell Parcel**).

VRL is listed on Australian Stock Exchange Limited (**ASX**) and has two classes of shares on issue, ordinary shares and preference shares.

On 26 September 2003, VRL issued a scheme booklet which proposed a buy-back and a scheme of arrangement between VRL and holders of VRL preference shares under which VRL would buy back all preference shares (the **First Scheme**). The Court did not approve the First Scheme. That decision is subject to an appeal.

On 12 December 2003, VRL issued a further scheme booklet which proposed another scheme of arrangement (the **Second Scheme**) on the same terms as the First Scheme, however, with different voting entitlements. The buy-back resolution proposed (**Buy-back Resolution**) has not received sufficient votes to be passed and on 10 February 2004, the general meeting of VRL shareholders was closed with the results of the poll taken at that meeting to be announced on ASX pending the outcome of proceedings before the Court and the Panel.

VRL issued tracing notices under section 672A to Boswell and others to obtain information prescribed by section 672B of the Act.

On 7 November 2003, in response to a tracing notice, Boswell disclosed that it acted in its own name, it had not received instructions by any third party, it is 100% owned by Rosco Film GmbH (**Rosco**) and Mr Hans Brockmann is the managing director.

In response to a tracing notice, Hans Brockmann disclosed that he was the beneficial owner of the Boswell Parcel.

ANZ Nominees Limited (**ANZ**) was before 21 January 2004, the registered holder of shares (**ANZ Parcel**) representing approximately 8.6% of the VRL ordinary shares and 15.4% of the VRL preference shares.

In response to a tracing notice, ANZ disclosed by letter dated 29 October 2003 that it held the ANZ Parcel as nominee for SegaIntersettle AG (**SegaIntersettle**), a Swiss securities services corporation.

In response to a tracing notice, SegaIntersettle by facsimiles dated 28 October 2003 and 10 November 2003 (in relation to ordinary shares) and 20 January 2004 (in relation to preference shares), disclosed that it held the ANZ Parcel as nominee for:

- Schroders and Co Zuerich (**Schroders**) as to 15,443,174 ordinary shares and 34,707,843 preference shares ; and
- Swissfirst Bank Zuerich (**Swissfirst**) as to 4,823,854 ordinary shares and 3,885,428 preference shares.

In response to a prior tracing notice, by emails dated 11 June 2003 and 25 June 2003, Schroders indicated that it acted only "as Bare Trustee" and due to "Swiss Banking Secrecy" it was not entitled to disclose any information.

In response to a prior tracing notice, by a letter dated 13 February 2004 from its legal advisers, Swissfirst indicated and due to "Swiss Banking law" it was not entitled to disclose any information without the explicit prior relief from the obligation granted by its customer or the Swiss Federal Banking Commission.

Citicorp Nominees Pty Limited (**Citicorp**) was, before 21 January 2004, the registered holder of shares (**Citicorp Parcel**) representing approximately 1.6% of the VRL ordinary shares.

In response to a tracing notice, Citicorp disclosed by report dated 29 October 2003 that it held the Citicorp Parcel as nominee for GNI Limited (**GNI**).

In response to a tracing notice, GNI disclosed by letter dated 20 January 2004, that it holds:

- 3,656,850 shares in VRL as nominee for Mr Thomas Davis, c/o The Meridian Group located in Bermuda; and
- 150,067 shares in VRL as nominee for Mr Stefan Hamm of the British Virgin Islands.

In response to a tracing notice, Meridian Corporate Services Limited disclosed, by email dated 4 February 2004, that shares are held at GNI under the name of 001invest World Currency Fund Ltd of which Mr Tom Davis is a director, however, Mr Davis has no beneficial ownership in the shares.

Under its application to the Panel VRL sought a declaration of unacceptable circumstances and orders that:

- Boswell and other parties to disclose:
  - the identity of the person or persons who are "using them as a front"; and
  - the instructions they received in relation to that purpose; and

- if the Panel considers that either or both:
  - the conduct of the persons behind Boswell; or
  - the failure of either or all of Boswell and the other parties described to properly respond to the tracing notices and the fact that this led to VRL and the market being uninformed,

  was unacceptable, the votes of the persons behind Boswell be disregarded for the purpose of determining whether the Buy-back Resolution was passed on 21 January 2004.

VRL suggested that one option open to the Panel is to order that the poll on the Buy-back Resolution be reconducted at the resumed general meeting with the Boswell Parties prohibited from voting against the resolution.

In submissions, ASIC proposed that the ANZ Parcel and the Citicorp Parcel be vested in ASIC and sold.

THE PANEL'S DECISION

The Panel decided that the continuing failure of Schroders, Swissfirst and 001invest World Currency Fund Limited to respond fully and adequately with respect to VRL ordinary shares held by them to notices served on them under section 672A(1)(b) of the Act constituted a breach of section 672B. The Panel also noted that the relevant parties had failed to respond fully and adequately to requests for information sent to them by the Panel.

As the shares to which this non-disclosure relates constitute approximately 10.2% of the total number of ordinary VRL shares on issue and represent a substantial proportion of the free float of VRL ordinary shares, the Panel considers that the breach of section 672B results in unacceptable circumstances and has made a declaration to that effect.

The Panel considered that, despite technical non-compliance with the time restrictions and form for responses to tracing notices by Boswell and Mr Stefan Hamm, there had been reasonable efforts made by those parties to comply substantively with the requirements of section 672B of the Act. Because the parcels held by those parties were not material in size and there was substantial compliance by those parties, the Panel considered that any breach in relation to shares held by those parties did not result in unacceptable circumstances.

In relation to parties' interests in preference shares, the Panel considers that as the preference shares are not "voting shares" for the purposes of the Act, a person cannot issue a secondary tracing notice under section 672A(1)(b) directing a person to make the prescribed disclosure in relation to preference shares. Therefore there has been no breach in relation to any VRL preference shares held by the parties.

ORDERS BY THE PANEL

The Panel has received submissions from the parties concerning the orders that should be made on the basis of the Panel's declaration of unacceptable circumstances.

The Panel does not consider that the unacceptable circumstances identified in these proceedings would be remedied by an order affecting the result of the Buy-back Resolution. Such an order would not address the fact that substantial parcels of ordinary shares in VRL are held by unidentified parties and that the market is therefore trading on an uninformed basis.

The Panel also considers that it would be inappropriate to make an order disallowing the votes cast in relation to the ANZ Parcel and the Citicorp Parcel in relation to the Second Scheme. Such an order would have an unnecessary retrospective effect, as there is no clear nexus between the unacceptable circumstances and the outcome of the buy-back resolution.

The Panel has made final orders in relation to the VRL ordinary shares held by Schroders, Swissfirst and 001invest World Currency Fund Limited, requiring that those shares be vested in ASIC (with registration of those shares in the name of ASIC), pending their sale. The shares will be sold by an independent stockbroker through a bookbuild process, subject to conditions requiring that the shares be sold for a price as close as possible to the market price when a trading halt was imposed before this decision was announced, with no one purchaser being allocated more than 1% of the total number of issued VRL ordinary shares, and no purchaser may be associated with any other purchaser or any person who previously had an interest in the shares being divested. ASIC is to seek further orders, which may include an extension of the 6-week period, if it is unable to sell the shares at this price.

The Panel has used this sale structure in order to minimize the impact of the divestiture on the market for VRL shares. The relevant shares have been identified to ensure that parcels of VRL shares held by the relevant nominees (ANZ and Citicorp) on behalf of unrelated clients are not effected.

The Panel has also made an ancillary order that VRL must not put any resolutions to members for a period of 6 weeks or such lesser time as it takes for the shares to be sold. ASIC's policy is not to vote any shares which have been vested in it. Therefore this order is necessary to ensure that the vesting order does not distort the voting process on any significant resolution. VRL may apply to the Panel for relief from this order should the need for urgent consideration of a resolution by members arise.

A copy of the declaration and orders made by the Panel accompanies this media release.

INTERIM ORDERS

The Panel made interim orders on 12 February 2004 in relation to specified parcels of shares, requiring that those shares not be transferred until further orders by the Panel.

As the Panel has now made final orders in relation to this proceeding, those shares specified in the interim orders are no longer subject to the restrictions set out in those interim orders. Those shares that are subject to the vesting orders made by the Panel today must be transferred to ASIC as soon as possible.

George Durbridge
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3553
george.durbridge@takeovers.gov.au

Village Roadshow Panel Declaration of Unacceptable Circumstances

Corporations Act 2001
Sections 657A
Declaration

In the matter of Village Roadshow Limited

WHEREAS:

A. Swissfirst Bank AG, the holder of a beneficial interest in approximately 2.05% of the ordinary shares in Village Roadshow Limited (**VRL**), has failed to comply with section 672B of the Corporations Act (**Act**) by not disclosing the details required by that provision in response to notices relating to ordinary shares given on behalf of VRL under section 672A of the Act on 11 June 2003 and 13 February 2004.

B. Schroders and Co Zuerich, the holder of a beneficial interest in approximately 6.57% of the ordinary shares in VRL, has failed to comply with section 672B of the Act by not disclosing the details required by that provision in response to notices relating to ordinary shares given on behalf of VRL under section 672A of the Act on 11 June 2003, 10 November 2003 and 13 February 2004.

C. 001Invest World Currency Fund Ltd, the holder of a beneficial interest in approximately 1.56% of the ordinary shares in VRL, has failed to comply with section 672B of the Act by not disclosing the details required by that provision in response to a notice relating to ordinary shares given on behalf of VRL under section 672A of the Act on 4 February 2004.

Under section 657A of the Act, the Takeovers Panel declares that the circumstances set out in recitals A to C are unacceptable circumstances in relation to the affairs of VRL.

Dated 17 February 2004.

Denis Byrne
By authority of the Sitting Panel

Village Roadshow - Panel Final Orders

Corporations Act
Section 657D
Final Orders

In the matter of Village Roadshow Limited

Pursuant to section 657D of the Corporations Act 2001 (**Act**) and pursuant to a declaration of unacceptable circumstances made by the Panel on 17 February 2004, the Takeovers Panel HEREBY ORDERS:

(1) that the legal title to and beneficial ownership of the ordinary shares in Village Roadshow Limited (**VRL**) listed in the Schedule (the **Sale Shares**) be vested in the Australian Securities and Investments Commission (**ASIC**) by the transfer of the Sale Shares by the holders to ASIC, to sell the Sale Shares by bookbuild and account to ANZ Nominees Limited and Citicorp Nominees Pty Limited as appropriate (who shall account to the person on whose behalf they hold the Sale Shares) for the proceeds of sale, net of the costs, fees and expenses of the sale (including the costs, fees and expenses incurred by ASIC in complying with order (2));

(2) that ASIC retain a competent and independent broker (**Broker**) to conduct the sale, who has provided a statutory declaration that, having made proper inquiries, the Broker believes neither it nor any of its related entities has acted for any of the following (the **Parties**) or any associate of a Party in the past 12 months in any respect:

- VRL;
- Schroders and Co Zuerich;
- Swissfirst Bank AG;
- GNI Limited;
- SIS Segaintersettle AG;
- 001invest World Currency Fund Limited;
- Meridian Corporate Services Limited.

(3) ASIC will instruct the Broker:

  (a) that none of the Parties nor any respective associate may buy any of the Sale Shares;

(b) to seek to maximise the sale price of the Sale Shares while not selling more than 1% of the total ordinary shares in VRL to any person, alone or together with its associates (the **1% cap**);

(c) that it obtain from any prospective purchaser of Sale Shares a statutory declaration or statement in accordance with rule 7.1(c) of the Panel's Rules for Proceedings:

(i) that it is not associated with any of the Parties; and

(ii) setting out, to the best of its knowledge, the identity of any associate who is bidding for any of the Sale Shares;

(4) without limiting ASIC's ability to seek further orders, that ASIC seek further orders from the Panel if:

(a) the Broker is unable to dispose of the whole parcel within the 1% cap within 6 weeks from the date of this order, at a price not below $1.72 per share, and without unduly depressing the market price of VRL ordinary shares;

(b) the Broker receives bids which are so high as to suggest that the bidder is indifferent as to the price it pays;

(c) it appears to the Broker, in the course of the bookbuild, that selling under the 1% cap would materially reduce the return to the beneficial owners of the Sale Shares on the sale;

(5) that each of ANZ Nominees Limited and Citicorp Nominees Pty Limited not sell, transfer, mortgage or otherwise deal with the Sale Shares (except to give effect to the vesting or sale), or exercise the votes attached to the Sale Shares, until the vesting is completed by registration of a transfer or transmission of the Sale Shares (**Transfer**);

(6) that VRL not register any transfer or transmission of the Sale Shares (except to give effect to the vesting) or pay any dividend on the Sale Shares, until Transfer;

(7) that during the period specified in order (4)(a) (or any further period ordered by the Panel in which ASIC is to dispose of the Sale Shares), without an order of the Court or the prior approval of the Panel, VRL not reopen a poll taken at any meeting previously held or hold any general meeting at which votes attached to ordinary shares are entitled to be cast on any item of business;

(8) that in this document, "**associate**" has the meaning given to that term by sections 12, 15 and 16 of the Act with the modification that in sub-paragraph 12(2)(a)(ii) the expression "a body corporate" is replaced by the expression "an entity";

(9) that each party have the liberty to apply for further orders in relation to the matters covered by orders (2), (3), (4) and (7).

Schedule - the Sale Shares

(A) 15,443,174 ordinary shares in VRL held by ANZ Nominees Limited;

(B) 4,823,854 ordinary shares in VRL held by ANZ Nominees Limited; and

(C) 3,656,850 ordinary shares in VRL held by Citicorp Nominees Pty Limited.

Dated 17 February 2004

Denis Byrne
By authority of the Sitting Panel

24 February 2004

Statement Clarification

On 19 February 2004, in the context of its announcement relating to the Takeovers Panel decision, the Company advised, amongst other things, that 'no general meeting prior to the annual general meeting, expected to be held in late November 2004, is currently being contemplated by the Company'.

Following an enquiry received by the Company in respect of this statement, the Company wishes to make the following clear. The Company's statement above as to its current intentions (like all such statements) is based on the facts and circumstances known to the Company at the time of the statement and does not preclude the Company proposing any resolution to its shareholders (including a further buy-back resolution).

Naturally, circumstances can and do change and, should that occur in respect of the schemes, the Company must consider what impact, if any, the changed circumstances has on its strategy or indeed its business operations generally.

The statement should be read in this light.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Web Site: www.villageroadshow.com.au

26 February, 2004

To: Company Announcements Office
Australian Stock Exchange

By: Electronic lodgement

Announcement of Half Year Results – December 2003

Half year information given to ASX under Listing Rule 4.2A

Attached are the following documents for the Company's results for the half year ended 31 December 2003:

- Appendix 4D;
- Narrative on half year results; and
- Financial report and Directors' report for the half year ended 31 December 2003 together with the Auditor's report.

This information should be read in conjunction with the most recent Annual Report of the Company for the financial year ended 30 June 2003.

RULE 4.2A.3

APPENDIX 4D

Half Year Report

Introduced 1/1/2003.

Name of entity:

Village Roadshow Limited

ABN:

43 010 672 054

1. Reporting period

Half year ended ('reporting period'):

31 December 2003

Previous half year ended ('previous corresponding period'):

31 December 2002

2. Results for announcement to the market

					$A'000
2.1	Revenues from ordinary activities	Up	138%	To	1,386,376
2.2	Profit (loss) from ordinary activities after tax attributable to members	Down	38%	To	28,965
2.3	Net profit (loss) for the period attributable to members	Down	38%	To	28,965

Dividends (distributions)		Amount per security	Franked amount per security
2.4	Interim dividend (no dividend proposed for the Half Year ended 31 December 2003)	Nil	Nil
2.5	+Record date for determining entitlements to the dividend	N/A	

2.6 Brief explanation of any of the figures reported above:

Refer attached narrative for further details.

3. Net tangible assets per security

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	$1.82	$2.18

4. Entities over which control has been gained or lost

Control gained over entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was gained	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the date control was gained to the end of the current period	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

Loss of control of entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was lost	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the beginning of the current period to the date control was lost	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

5. Proposed interim dividends

Date the dividend is payable	N/A

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	--	--
Preference +securities *(each class separately)*	--	--
Other equity instruments *(each class separately)*	--	--
Total	--	--

6. Dividend reinvestment plans

Dividend reinvestment plans in operation	N/A
The last date(s) for receipt of election notices for participation in any +dividend reinvestment plans	N/A

7. Details of associates and joint venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax	
Name of entity	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(101)	(109)
CGV Company Ltd.	--	50.00%	--	4,946
Dartina Development Ltd	50.00%	50.00%	1,699	865
Radio Newcastle Pty Ltd	50.00%	50.00%	741	573
Roadshow Distributors Pty Ltd	50.00%	50.00%	8,628	5,405
Roadshow Unit Trust	50.00%	50.00%	182	201
Sea World Property Trust	50.00%	50.00%	4,101	4,129
Tri-Village Developments BV	50.00%	50.00%	--	(22)
Val Morgan Holdings Pty Ltd [2]	33.33%	33.33%	1,601	--
Village Cinemas SA [1]	55.00%	55.00%	--	--
Warner Village Cinemas SPA	45.00%	45.00%	39	(244)
Warner Village (Design & Build) Ltd	50.00%	50.00%	198	654
Warner Village Exhibition Ltd	49.99%	49.99%	858	2,019
Warner Roadshow Film Distributors Greece SA	50.00%	50.00%	(219)	(187)
Other [3]	N/A	N/A	148	101
			17,875	**18,331**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	143	142
Warner Village Theme Parks Partnership (previously Movie World Enterprises Partnership)	50.00%	50.00%	1,343	1,132
Sea World Aviation Partnership	50.00%	50.00%	73	161
Sea World Enterprises Partnership	--	50.00%	1	(144)
Tasmanian Cinemas Partnership	50.00%	50.00%	(240)	(214)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	383	204
Warner Village Cinema Management P/ship.	50.00%	50.00%	12	127
			1,715	**1,408**
Total			**19,590**	**19,739**
Other Material Interests			N/A	N/A
Total			**N/A**	**N/A**

Notes:

1. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.

2. Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties are required to divest their interests by no later than 24 June 2004

3. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the period.

26 February 2004

VILLAGE ROADSHOW ANNOUNCES SOLID RESULT

OVERVIEW

Village Roadshow Limited ("VRL") today announced a solid result for the half year ended 31 December 2003, with net profit after tax, specific items and discontinuing operations of $29.0 million. The Company remains on track to achieve a full year result in line with its budget and the forecast contained in the Preference Share Buyback Scheme Booklet of $56.1 million profit after tax, this compares to a full year loss in June 2003 of $26.0 million.

Excluding specific items and discontinuing operations, operating profit after tax was $41.5 million, representing a slight decrease of 5% over the prior half year result of $43.8 million. The prior corresponding period however included the results of the UK joint venture exhibition circuit which was sold in May 2003.

Commenting on the results, Managing Director, Graham Burke, said "Whilst normalised earnings remained stable, net profit after tax was down on the prior period. The focus in the first half was on existing businesses and building a more robust earnings profile. The Exhibition and Distribution divisions have had a strong reporting period due to exceptional product including *Matrix Reloaded* and *Matrix Revolutions* and of course *Lord of the Rings, Return of the King* finishing off the year with all time record results."

"The Theme Park business has seen an increase in attendances since June 2003 which was impacted by the effects of SARS and the war on terrorism. The improvement in trading was only marginally behind the prior half year period and in line with expectations. The second half will see the opening of our blockbuster Shark Bay attraction at Sea World".

"Austereo has again maintained its strong FM leadership and this is a reflection of its strong brands and successful programming in dealing with competition."

"The production division has been impacted by structural and refinancing changes that took place in February 2003. Film production fees previously recognised as income now must be eliminated as part of the consolidation process. Offsetting this are film profits of $15 million which have been recognised from our portfolio of films due to the success of *Matrix Reloaded, Matrix Revolutions* and *Mystic River*. In addition, we are very proud that our film *Mystic River* has performed exceptionally well winning Golden Globes for Best Actor and Best Supporting Actor, as well as receiving six Academy Award nominations including Best Picture, Best Actor and Best Director. The results from the latest release *Torque* have been disappointing and resulted in a loss, this has been taken into account in assessing the overall portfolio value at 31 December 2003."

During the first 6 months of this financial year, VRL proposed schemes of arrangement to buy back the A Class Preference shares. Currently, VRL is seeking court approval for the scheme both through an appeal to the Court of Appeal in respect of the first scheme and also in an application to the Supreme Court in respect of the second scheme. The appeal has been heard on an expeditious basis, and the Company expects a decision within the next few weeks.

OPERATIONAL PERFORMANCE

Film Exhibition

Segment revenue for the Film Exhibition business in the 6 months to 31 December 2003 of $203.6 million was slightly higher than the prior corresponding period. Profit before tax, excluding discontinuing items of $14.1 million was an increase of 248% over the previous half year's result of $4.0 million.

The division enjoyed a year with a strong and consistent flow of film product including *Finding Nemo, Pirates of the Caribbean, The Matrix Revolutions,* and finishing the year strongly with *Lord of the Rings- Return of the King.* Strong product is expected to continue into the remainder of the financial year with *The Last Samurai, Scooby Doo 2, Troy, Taking Lives, Harry Potter and the Prisoner of Azkaban* and *Shrek 2.*

Reported EBITDA of $28.1 million was 10% higher than the previous corresponding period's EBITDA of $25.6 million. Underlying EBITDA of $33.7 million was 18% lower than the corresponding prior period's EBITDA of $40.9 million. The reduction in underlying EBITDA was a result of the sale of the UK joint venture operations in May 2003. Reported EBITDA was less impacted by this sale due to the equity accounting treatment for associated entities. Excluding the Warner Village UK result, current period underlying EBITDA of $33.7m was 54% higher than the previous period.

On a like for like basis, for those sites open for the full year, the increase in admissions was 3% over the prior period.

Highlights in terms of territory performance during the six months to 31 December 2003 have included:

- New Zealand – St Lukes opened in June 2003 and helped push admissions up 10%.
- Taiwan – the two newest sites to open have contributed to admission growth of 13%.
- Argentina – admissions 6% higher than last year
- Greece – admissions benefited from local product and were up a solid 4%.

In Australia, an increase in EBITDA was attributable to the increased share of the Multiplex joint venture, the Company having moved to a 50% share from 33.3% in March 2003.

In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice.* This film, which was produced by Village Greece, has won several awards, including best fiction film at the 2003 Greek film festival.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Half-Year to Dec 2003			Half-Year to Dec 2002		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	**Gross Box Office**	**100%**	**Village Share**	**Gross Box Office**	**100%**	**Village Share**
Australia	148,664	32,004	14,516	143,643	33,099	11,966
Asia/New Zealand	72,730	15,612	6,971	75,410	12,024	4,868
Europe [2]	80,154	12,912	10,656	230,611	46,688	22,583
South America	7,504	2,830	1,556	6,664	2,722	1,497
Total	**309,052**	**63,358**	**33,699**	**456,328**	**94,533**	**40,914**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.
2. Prior period includes UK JV subsequently sold.

New sites in Italy and Taiwan opened late in the first half and have traded to expectations. Total underlying capital expenditure was $12.1 million compared with $37.5 million in the previous corresponding period. The second instalment of the acquisition price of the Australian Multiplex joint venture ($33 million) is due in March 2004.

In October 2003 the Company sold the Nottingham site in the UK for $5.5 million.

During the next 6 months an additional 8 screens are scheduled to open in Taiwan. Capital expenditure for the balance of the financial year is expected to be another $12.0 million.

Negotiations continue for the sale of the Taiwan joint venture circuit to Golden Harvest. If an agreement is reached in respect of such a sale, we do not believe it will have any material effect on VRL's assets or earnings.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2003		Opened/ (Closed/Sold) July – Dec 2003		As at Dec 2003		To be Developed January – June 2004	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	573	-	-	71	573	-	-
Argentina	6	69	-	-	6	69	-	-
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	13	139	1	7	14	146	-	-
New Zealand	13	84	-	-	13	84	-	-
Singapore	8	58	-	-	8	58	-	-
Taiwan	6	73	1	5	7	78	1	8
United Kingdom	6	53	(1)	(12)	5	41	-	-
Total	**131**	**1,125**	**1**	**-**	**132**	**1,125**	**1**	**8**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory.

Film Distribution

Film Distribution had an excellent result for the half year ended 31 December 2003 with profit before tax and significant items increasing from $5.6 million to $8.8 million.

Theatrical distribution's result was down compared to the prior corresponding period. Roadshow's market share at 19.23% was slightly down compared to the same period last year, but it still had 5 out of the top 12 theatrical releases. The new year has started strongly with *Lord of the Rings – Return of the King.*

Roadshow entertainment delivered yet another record breaking year. DVD sales were up 85% compared to the same period last year. Crucial to this result was the successful release of the *Matrix Reloaded* and the extended version of *Lord of the Rings - The Two Towers*. Roadshow has moved into the market leadership position in the DVD arena with a 16% share of the value of the industry.

The result for television distribution was in line with the prior year.

Film Production

Operating profit before tax and specific items for the Film Production division reduced from $28.1 million to $0.1 million. This has been due to the restructure of the division in February 2003 resulting in the elimination on consolidation of a portion of film production fee income and the interest expense relating to the Village Group's additional capital investment in the division.

The underlying performance of the film portfolio excluding the interest expense on VRL's investment in the division has been strong during the period. Film exploitation profits of $A15 million have been recognised in the six months to December 2003. The weakening of the USD has led to a lower than expected result from the booking of fees and film profits.

The release of *The Matrix Reloaded* in May 2003 and *Matrix Revolutions* in November 2003 was the highlight of the first half for the Film Production division. *Matrix Reloaded* is performing very strongly in DVD and video.

Mystic River has performed exceptionally well winning Golden Globes for Best Actor and Best Supporting Actor, as well as receiving six Academy Award nominations including Best Picture, Best Actor and Best Director.

Films set for release, or in production in the next 12 months include *Taking Lives, Catwoman, House of Wax* and *Ocean's 12.*

Radio

Austereo Group Limited achieved strong operational results during the year, maintaining its audience leadership and gross margins. Operating profit before tax and specific items for the radio division was down 10% on the previous corresponding period to $36.1 million, with reported EBITDA also down from $50.3 million last year to $45.2 million for the half year ended 31 December 2003.

Whilst the result was down, it was achieved in an extremely competitive and crowded market and reflects an increased investment in programming and marketing

In a strong ratings performance, the group conceded less than one share point in the 10 plus demographic between the first and last ACNielsen surveys. At the same time, the company's share of the 25-39 demographic increased from 37.2% to 38.4% and Austereo also achieved a rising advertising share.

Austereo's joint venture operations in Canberra and Newcastle both reported record sales levels and market-leading survey results. Offshore ventures in Malaysia and Greece continued to trade well.

During the period Village Roadshow's shareholding in Austereo marginally increased to 59.83%.

Theme Parks

Operating profit before tax for the Theme Parks division reduced slightly to $7.2 million for the first half. Reported EBITDA was higher, from $13.3 million in the previous corresponding period to $13.7 million. Trading at the theme parks has been strong, but has been offset by reduced trading at the Studios.

Attendance levels recovered well during the period. There has been a large domestic increase as a result of local incentive campaigns and good penetration into the interstate visitor market. Whilst the hangover from world events still affected international attendances, their level has been steadily improving.

Warner Bros. Movie World maintained attendance levels compared to the previous corresponding period and was able to achieve a 15% increase in profitability through good expense control. The Matrix exhibit was opened in September 2003.

Sea World attendances were up 4% and net profit was in line with the previous corresponding period. The Planet SOS 3D film opened in September 2003 and in April 2004 the new blockbuster attraction Shark Bay will be opening.

Wet N Wild Water World achieved admissions growth of 9% and an increase in profitability of 15% over last year's first half. This was driven by the increase in local and interstate visitors.

Sea World Nara Resort achieved an excellent result with growth of 6% in the room rate and occupancy at 86% compared to 69% in the previous corresponding period. The strong occupancy reflected successful promotions in the domestic and interstate market.

Warner Roadshow Movie World Studios failed to attract any significant booking for the first half and this was reflected in a 74% drop in profitability compared to the prior half year. 2004 however sees the *House of Wax* movie on site.

Outlook

Trading results for Film Exhibition, Theme Parks and Film Distribution have been strong over the summer holiday period. The radio market is experiencing improved conditions. Commenting on the remainder of the financial year, Managing Director Graham Burke said "We are aiming for steady growth and to continue to restructure our business towards areas in which we excel. We aim to conclude the sale of Taiwan and our one third interest in cinema screen advertiser, Val Morgan, in the near future".

"Redressing our capital structure still remains a major priority".

For further information please contact: **Graham Burke - CEO**
(03) 9667 6602

A copy of this release can also be found at **www.villageroadshow.com.au**

ADDITIONAL INFORMATION: RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS – CONTINUING OPERATIONS

	Segment result [1] Excluding specific items		Operating result [1] Excluding specific items		Reported EBITDA Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Exhibition	14,576	2,482	14,051	4,042	28,090	25,571
Theme Parks	9,065	9,225	7,244	7,897	13,661	13,314
Radio	41,472	45,087	36,073	40,151	45,232	50,264
Production	40,389	28,134	72	28,099	40,704	28,363
Distribution	8,810	5,606	8,810	5,606	9,573	6,425
Other (includes corporate overheads)	(45,146)	(15,676)	2,916	(10,937)	(10,116)	(12,403)
Total	**69,166**	**74,858**	**69,166**	**74,858**	**127,144**	**111,534**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	69,166	74,858
Add:		
Amortisation of intangibles	2,534	1,983
Depreciation and amortisation (excl. intangibles)	466,899	30,026
Production amortisation	(448,433)	(4,614)
Interest expense	38,721	10,128
Tax on unit trust distributions	2,237	1,878
Tax on partnership profits	735	603
Goodwill on equity profits	792	921
Less:		
Interest income	(5,507)	(7,948)
Interest from exhibition partnership/associates	-	3,699
Reported EBITDA (before Outside Equity Interests)	**127,144**	**111,534**

Note 1: Certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	14,516	11,966
Asia/New Zealand	6,971	4,868
Europe [2]	10,656	22,583
South America	1,556	1,497
Total	**33,699**	**40,914**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.
2. Prior period includes UK JV subsequently sold.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

	Current period $A'000
Statement of Financial Performance	
Sales revenue (Note 1)	1,018,326
Expenses:	
Amortisation of investment in completed films (Note 2)	(443,563)
Other film expenses (Note 3)	(527,066)
Borrowing costs	(29,562)
Other	(2,953)
Net Profit from film exploitation (Note 4)	**15,182**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2:
Investment in completed film costs are capitalised in the Statement of Financial Position and amortised based on the principles contained in Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of the films released as at each balance date. In the event an ultimate loss is projected for films released as at each balance date, an amount equivalent to this loss will be written off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video and television streams.

Revenue earned to date, total expected revenue and amortisation amounts utilised in the above calculations are based on the total portfolio of films released as at each balance date.

Films released after balance date but prior to lodgement of the results are included in the review of overall portfolio profits. Films committed to at balance date but unreleased at lodgement of results are reviewed, on a conservative basis, for potential future losses. Where a future loss can be reasonably predicted, this loss is taken into account in determining the overall portfolio film profits at balance date.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
In the half-year ended 31 December 2003, portfolio film exploitation profit of $15.2 million was recognised.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Statement of Financial Position

	At end of current period $A'000
Current assets	
Film library	355,996
Working capital	394,143
Non-current assets	
Film library	402,149
Security deposits	93,571
Current liabilities	
Borrowings	355,996
Working capital	172,269
Non-current liabilities	
Borrowings	521,674

Statement of Cash Flows

	Current period $A'000
Net Operating Cash Flows:	
Receipts from customers	756,846
Payments to suppliers and employees (Note 5)	(685,714)
Interest and other costs of finance paid	(29,562)
Net Financing Cash Flows:	
Proceeds from borrowings	399,852
Repayment of borrowings	(424,862)

Note 5: Includes film acquisition costs $200.7 million.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2003

DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2003.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
Robert G Kirby: B. Comm. – Chairman
John R Kirby: B.Ec., CPA – Deputy Chairman
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, ASIA
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA

REVIEW AND RESULTS OF OPERATIONS

Total revenue for the group increased by 133% to $1,406.0 million compared to the previous corresponding period. After excluding revenue from specific items and discontinuing operations, total revenue increased by 217% to $1,395.0 million. This was mainly due to an increase in Film Production segment revenue of $954.8 million in the current period, as a result of the acquisition of the remaining 80.1% of the shares in Village Roadshow Films (BVI) Limited, effective 11 February 2003.

Profit from ordinary activities before tax was $56.7 million, a decrease of 44% compared to the previous corresponding period. After tax and outside equity interests, the net profit attributable to members of Village Roadshow Limited was $29.0 million, compared to a profit of $46.5 million in the previous corresponding period.

After excluding specific items and discontinuing operations, the attributable net profit for the period was $41.5 million (2002 $43.8 million).

Total assets of the group decreased by $161.4 million compared to 30 June 2003, which was mainly as a result of a reduction in the net Film Library of $354.8 million, partly offset by an increase in current receivables of $200.7 million (mainly in relation to the Film Production division).

Summarised results are as follows (excluding specific items and discontinuing operations):

	Segment Revenue $'000	Profit before Tax $'000
Exhibition	203,594	14,051
Theme parks	14,579	7,244
Radio	122,613	36,073
Production	1,026,404	72
Distribution	8,810	8,810
Unallocated	18,977	2,916
Totals	1,394,977	69,166

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded off upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this class order applies.

Signed in accordance with a resolution of the directors.

P.E. Foo
Director

Melbourne, 26 February 2004

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
HALF-YEAR ENDED 31 DECEMBER 2003

	Consolidated 2003 $'000	Consolidated 2002 $'000
Revenues from ordinary activities (note 2)	1,386,376	583,025
Expenses from ordinary activities excluding borrowing costs expense (note 2)	(1,310,588)	(491,741)
Borrowing costs expense	(38,721)	(10,352)
Share of net profits of associates and joint venture entities accounted for using the equity method	19,590	19,739
Profit from ordinary activities before income tax expense	**56,657**	**100,671**
Income tax expense	(17,611)	(44,759)
Net profit after income tax expense	39,046	55,912
Profit attributable to outside equity interest	(10,081)	(9,453)
Net profit attributable to members of Village Roadshow Limited	**28,965**	**46,459**
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Ltd and recognised directly in equity	3,560	9,631
Total changes in equity other than those resulting from transactions with owners as owners	32,525	56,090
Basic earnings per share	12.33c	14.31c
Basic earnings per share (excluding Discontinuing Operations and Specific Items)	17.66c	13.16c

There are no potential ordinary shares that are dilutive

Additional Disclosures – Dissection of Continuing & Discontinuing Results:

	Continuing Operations 2003 $'000	Continuing Operations 2002 $'000	Discontinuing Operations 2003 $'000	Discontinuing Operations 2002 $'000	Consolidated 2003 $'000	Consolidated 2002 $'000
Profit from ordinary activities before income tax expense	61,221	23,479	(4,564)	77,192	56,657	100,671
Income tax expense	(17,611)	(29,070)	--	(15,689)	(17,611)	(44,759)
Net profit (loss) after income tax	43,610	(5,591)	(4,564)	61,503	39,046	55,912
(Profit) loss attributable to outside equity interest	(10,081)	(12,025)	--	2,572	(10,081)	(9,453)
Net profit (loss) attributable to members of Village Roadshow Limited (note 2)	33,529	(17,616)	(4,564)	64,075	28,965	46,459

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Consolidated 31/12/2003 $'000	Consolidated 30/6/2003 $'000
CURRENT ASSETS		
Cash assets	225,282	177,730
Receivables	499,008	298,298
Film Library	355,996	472,772
Other	23,712	24,230
Total Current Assets	1,103,998	973,030
NON-CURRENT ASSETS		
Receivables	200,241	205,665
Radio Licences	464,264	464,658
Film Library	402,149	640,129
Investments accounted for using the equity method	115,642	116,492
Property, Plant & Equipment	255,821	280,758
Intangible assets	75,653	77,301
Security Deposits	98,935	110,878
Other	26,580	35,740
Total Non-Current Assets	1,639,285	1,931,621
Total Assets	2,743,283	2,904,651
CURRENT LIABILITIES		
Payables	318,987	307,982
Interest bearing liabilities	397,815	514,786
Other	33,123	39,763
Total Current Liabilities	749,925	862,531
NON-CURRENT LIABILITIES		
Payables	59,106	62,480
Interest bearing liabilities	722,489	753,192
Other	132,938	148,455
Total Non-Current Liabilities	914,533	964,127
Total Liabilities	1,664,458	1,826,658
Net Assets	1,078,825	1,077,993
EQUITY		
Total Equity	1,078,825	1,077,993

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
STATEMENT OF CASH FLOWS
HALF-YEAR ENDED 31 DECEMBER 2003

	Consolidated 2003 $'000	Consolidated 2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from Customers	1,156,488	362,990
Payments to Suppliers and Employees	(1,021,104)	(327,020)
Dividends and Distributions received	5,983	39,465
Interest received	5,097	7,948
Borrowing costs	(39,221)	(10,066)
Income Taxes paid	(16,916)	(7,470)
Net Cash Flows From Operating Activities (Note 4)	90,327	65,847
CASH FLOWS (USED IN) INVESTING ACTIVITIES		
Purchases of Property, Plant & Equipment	(10,408)	(50,174)
Sale of Property, Plant & Equipment	5,891	2,192
Purchase of Investments	-	(4,826)
Sale of Investments	-	151,822
Loans to Other Entities	(20,831)	(263,202)
Loans repaid by Other Entities	32,797	104,521
Other	(3,450)	(12,090)
Net Cash Flows (Used In) Investing Activities	3,999	(71,757)
CASH FLOWS (USED IN) FINANCING ACTIVITIES		
Payment for buyback of Shares	-	(15,532)
Borrowings	455,671	71,790
Repayment of Borrowings	(481,427)	(54,052)
Repayment of Convertible Debt	(8,311)	(160)
Dividends paid	(6,418)	(33,496)
Net Cash Flows (Used In) Financing Activities	(40,485)	(31,450)
Net (Decrease) / Increase In Cash Held	53,841	(37,360)
Cash at Beginning of Period	177,730	265,661
Effects of exchange rate changes on cash	(6,289)	-
Cash at End of Period	225,282	228,301

1. Basis of Preparation of the Half-Year Financial Report

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated. This half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements (UIG Consensus Views).

It is recommended that the half-year report is read in conjunction with the Annual Financial Report of Village Roadshow Limited as at 30 June 2003 together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period. This half year financial report includes condensed financial statements and does not include all the notes to the financial statements which would normally be included in the annual financial report.

The consolidated entity has followed the same accounting policies for the half-year ended 31 December 2003 as it applied at 30 June 2003.

2. Revenues and Expenses

	Consolidated 2003 $'000	Consolidated 2002 $'000
(a) Reconciliation of operating profit		
Profit from ordinary activities before income tax expense	56,657	100,671
Less: Discontinuing Operations profit (loss) before tax	(4,564)	77,192
Less: Specific Items profit (loss) before tax	(7,945)	(51,379)
Profit before tax excluding Discontinuing Operations & Specific Items	**69,166**	**74,858**
Income tax expense excluding Discontinuing Operations & Specific Items	(17,611)	(19,070)
Profit attributable to Outside Equity Interests excluding Discontinuing Operations & Specific Items	(10,081)	(12,025)
Net profit attributable to members excluding Discontinuing Operations and Specific Items	**41,474**	**43,763**
(b) Revenues from ordinary activities		
Sales revenue	1,356,380	407,904
Total interest received	5,515	7,948
Other	24,481	167,173
Total revenues from ordinary activities	1,386,376	583,025
(c) Expenses		
Total depreciation and amortisation	469,433	32,018
Other	841,155	459,723
Total expenses excluding borrowing costs expense	1,310,588	491,741

3. Specific Items

The following specific items, which are included in the results shown in the Statement of Financial Performance, are relevant in explaining the financial performance of the group.

	Consolidated 2003 $'000	Consolidated 2002 $'000
Loss on disposal of assets	(4,806)	-
Unrealised foreign exchange loss on loan due by Associate	(3,139)	-
Provision for loss on loan (in relation to Film Production finance restructuring)	-	(51,379)
Total profit / (loss) from specific items before tax	(7,945)	(51,379)
Provision for non-current tax liabilities	-	(10,000)
Total profit / (loss) from specific items after tax	(7,945)	(61,379)

4. Cash Flows from Operating Activities

As a result of the Film Production Division Finance restructuring, there was a delay in certain operating cash flows in the half-year ended 31 December 2002, totalling approximately $64 million. This amount, which would normally have been received in the 31 December 2002 half-year, was received in February 2003 on completion of the restructuring. In addition, there was a one-off distribution received of $30 million in the December 2002 half-year.

Therefore, the net operating cash flows for the 31 December 2002 half-year, ignoring these two differences, would have been $100 million.

5. Major Changes in Debt and Equity Securities

During the period, there were no major changes to equity securities.

There was a reduction in the debt outstanding under the Film Production financing facility of $134.5 million in the half-year to 31 December 2003, which comprised net cash repayments of $25.0 million, and a reduction resulting from foreign exchange movements of $109.5 million. This foreign exchange movement was offset by corresponding foreign exchange movements in the Film Library and security deposit assets relating to the Film Production division.

6. Changes to Composition of Entity

There were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2003, other than the impact resulting from the acquisition of the remaining 80.1% of the shares in Village Roadshow Films (BVI) Limited, effective 11 February 2003.

7. Dividends

Village Roadshow Limited did not declare or pay any dividends during the half-year ended 31 December 2003.

On 14 November 2003, Austereo Group Limited, a controlled entity of the Village Roadshow Ltd. group, paid a fully franked final dividend for 30 June 2003 of 3.8 cents per share.

8. Contingent Liabilities and Assets

(a) Contingent Liabilities

Contingent liabilities at 31 December 2003 are not materially different from those disclosed in the 30 June 2003 accounts, except as follows:

(i) Estimated contingent liability specified in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003:

VRP USA's appeal against the judgement to the Appeal Court of the Superior Court of California was unsuccessful. VRP USA has now filed a further appeal with the Supreme Court of California. The Supreme Court has discretion to hear or not hear the appeal. Village Roadshow Limited ("VRL") does not believe that the judgement, even if the further appeal is unsuccessful, will have any material effect on its financial position.

(ii) Estimated contingent liabilities specified in relation to the Australian Taxation Office ("ATO") alternative assessments of $90.2 million (in relation to 1994) and $116.6 million (in relation to 1993):

Additional General Interest Charges to 31 December 2003 have increased these alternative assessments to $95.3 million (in relation to 1994) and $123.3 million (in relation to 1993). As previously stated, the economic entity has lodged objections, and is confident that it will be able to have these assessments overturned.

(iii) In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim is for more than $148 million. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the amount claimed by Mr. Ziegler's service company is fanciful and that the termination payment claim will fail entirely. VRL will vigorously defend the allegations made by Mr. Ziegler's service company. VRL does not believe that this claim will have any material effect on its financial position.

(iv) On 23 December 2003, Village Roadshow Limited ("VRL") and two of its subsidiaries, Medborne Pty Ltd and VR International Pictures Pty Ltd, were served with proceedings in the Supreme Court of Victoria by companies associated with members and former members of accounting firm KPMG. The proceedings are in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, The Matrix. Those investments (which totalled approximately $23 million) were highly leveraged with a significant proportion of the funds invested being provided to those investors by other VRL subsidiaries. This film partnership, "Groucho II Film Partnership: Matrix (Production)", is considered by the Australian Tax Office to constitute a "mass marketed investment scheme". The proceedings claim that Medborne Pty. Ltd. has breached the Partnership Agreement in various respects, including in relation to accounting issues and a failure to consult with the KPMG partnership representative. VRL and its subsidiaries intend to vigorously defend the proceedings. VRL does not believe that the proceedings will have any material effect on its financial position.

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2003 accounts.

9. Reporting by Business Segments

	Consolidated		Consolidated excluding Discontinuing Operations & Specific Items	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Segment revenue:				
Exhibition	208,913	214,168	203,594	200,864
Theme Parks	14,579	13,714	14,579	13,713
Radio	122,613	140,714	122,613	128,938
Production	1,026,404	71,570	1,026,404	71,566
Distribution	8,810	5,606	8,810	5,606
Unallocated *	24,647	156,992	18,977	19,643
Total segment revenue	1,405,966	602,764	1,394,977	440,330
Segment result:				
Exhibition	6,025	6,884	14,576	2,482
Theme Parks	9,065	9,225	9,065	9,225
Radio	41,472	36,418	41,472	45,087
Production	40,389	(25,357)	40,389	28,134
Distribution	8,810	5,606	8,810	5,606
Unallocated *	(49,104)	67,895	(45,146)	(15,676)
Total segment result	56,657	100,671	69,166	74,858

* Unallocated segment revenue includes interest income and proceeds on disposal of assets, and unallocated segment result includes interest income and expense and profit/loss on disposal of assets, in accordance with Accounting Standard AASB 1005: Segment Reporting.

	Consolidated excluding Discontinuing Operations & Specific Items	
	2003 $'000	2002 $'000
Operating profit before tax excluding Discontinuing Operations and Specific Items (attributes unallocated items to divisional results):		
Exhibition	14,051	4,042
Theme Parks	7,244	7,897
Radio	36,073	40,151
Production	72	28,099
Distribution	8,810	5,606
Other	2,916	(10,937)
Total	69,166	74,858

10. Discontinuing Operations

There have been no new discontinuing operations or significant changes since 30 June 2003 in the amount and timing of related cash flows. Details of the composition of the attributable net profit (loss) from discontinuing operations for the current and previous corresponding periods are as follows:

	Consolidated 2003 $'000	Consolidated 2002 $'000
Segment/Territory:		
Exhibition:		
Germany	(3,106)	(1,133)
Austria	(1,458)	(1,197)
Korea	-	72,105
Other	-	(645)
Total Exhibition:	(4,564)	69,130
Radio - Austereo Live	-	(5,055)
Total attributable net profit (loss) from discontinuing operations	(4,564)	64,075

11. Events Subsequent to Balance Date

During the six months ended 31 December 2003, Village Roadshow Limited ("VRL") proposed schemes of arrangement to buy back the A Class Preference shares. Currently, VRL is seeking court approval for the scheme both through an appeal to the Court of Appeal in respect of the first scheme and also in an application to the Supreme Court in respect of the second scheme. The appeal was heard on 18 and 19 February 2004, and the Company expects a decision within the next few weeks.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
DIRECTORS' DECLARATION
31 DECEMBER 2003

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

a) the financial statements and notes of the Consolidated Entity:

   i) give a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

   ii) comply with Accounting Standards and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P.E. Foo
Director

Melbourne, 26 February 2004

ERNST & YOUNG
120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Village Roadshow Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the half-year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Village Roadshow Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David McGregor
Partner
Melbourne
26th February 2004

VILLAGE ROADSHOW LIMITED

Half Year Results Presentation
For the 6 months ended 31 December 2003

Presentation Outline

- Strategic Highlights
- Group Overview
- Divisional Performance
- Outlook

VILLAGE ROADSHOW LIMITED

Strategic Highlights

Overview of Results

Strategic Highlights

- Announcement of a Capital reconstruction
  - scheme of arrangement to buy back the A Class Preference Shares
- Continued exit of non core businesses
  - Likely sale of our one third interest of cinema screen advertiser, Val Morgan
  - Negotiating to sell Taiwan
  - Conditional sale of Simon Richards Group
  - Sale of Nottingham cinema in the UK

VILLAGE ROADSHOW LIMITED

Group Overview

5

Summary

Normalised and Reported Results

	HY 2004	HY 2003
Normalised Net Profit After Tax	41,474	43,763
Specific Items	(7,945)	(61,379)
Discontinuing Businesses	(4,564)	64,075
Reported Net Profit After Tax	28,965	46,459

Specific Items

- Total specific items of ($7.9) million compared to ($61.4) million last year
  - Exhibition – loss on disposal of Nottingham site ($4.8)
  - Exhibition – foreign exchange loss on loan to Argentina ($3.1)

2004 Half Year Group Performance

Discontinuing Businesses

- Total result from discontinuing businesses of negative $4.6 million vs $64.0 million profit last year
  - Trading results from discontinuing ops. (2.6)
  - Loss on Sale from discontinuing ops. (2.0)

8

VILLAGE ROADSHOW LIMITED

2004 Half Year Group Performance

2004 vs 2003 Half Year Reconciliation

Reconciliation between 2004 and 2003 Half Year Profit

Profit After Tax - December 2002	**43,763**		
Add: Improved Performance		**Less: Reduced Profitability**	
Exhibition	10,009	Austereo	137
Distribution	3,204	Film Production	28,027
Other	8,022	Theme Parks	653
Lower tax expense on normal profits	5,293		
	26,528		**28,817**
Profit After Tax - December 2003	**41,474**		

Note: Profit after tax and minority interests and excluding specific items and discontinuing operations

2004 Half Year Group Performance

Cash flow

- All cashflow items grossed up for Village Roadshow Films (BVI) Limited
- Operating cash flow increased by $29.7 million from last half year to $90.3 million.
- Capital expenditure has decreased from $50.1m last year to $10.4m this year

VILLAGE ROADSHOW LIMITED

Divisional Performance - Exhibition

13

Exhibition

Financial Highlights

- Profit before tax up $10 million
- Solid EBITDA growth
- Main drivers
  - Australia
  - Singapore
  - Greece
  - Reduction in debt

14

VILLAGE ROADSHOW LIMITED

Exhibition

Financial Summary

Exhibition 2004 Half Year Results

	HY 2004	HY 2003	%change
Segment Revenue	203,594	200,864	1.36%
Underlying EBITDA	33,699	40,914	-17.63%
Reported EBITDA	28,090	25,571	9.85%
Profit Before Tax	14,051	4,042	247.62%

Exhibition

Operational Highlights – Admissions

- Total admissions in continuing territories for the half year excluding UK JV sites are up 3%, from 35.7 million to 36.9 million
- Underlying box office (100%) for the half year excluding UK JV sites remained strong at $309.1 million

VILLAGE ROADSHOW LIMITED

Exhibition

Sites and Screens - Continuing Operations								
	As at 30 June 2003		Opened/(Closed)		As at 31 Dec 2003		To 30 June 2004	
Territory	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	573	0	0	71	573	0	0
Argentina	6	69	0	0	6	69	0	0
Czech Republic	2	22	0	0	2	22	0	0
Fiji	2	10	0	0	2	10	0	0
Greece	4	44	0	0	4	44	0	0
Italy	13	139	1	7	14	146	0	0
New Zealand	13	84	0	0	13	84	0	0
Singapore	8	58	0	0	8	58	0	0
Taiwan	6	73	1	5	7	78	1	8
United Kingdom	6	53	(1)	(12)	5	41	0	0
TOTAL	**131**	**1,125**	**1**	**0**	**132**	**1,125**	**1**	**8**

VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

19

Radio

Financial Highlights

- Segment revenue down 4.9 %
- EBIT margin holding strong at 34%
- Radio market growth 7.8%

Radio

Financial Summary

Radio 2004 Half Year Results

	HY 2004	HY 2003	% change
Segment Revenue	122,613	128,938	-4.91%
EBITDA	45,232	50,264	-10.01%
Profit Before Tax	36,073	40,151	-10.16%

VILLAGE ROADSHOW LIMITED

Divisional Performance – Production

23

Production

Financial Overview

- Segment revenue increased from $71.6m to $1,026.4m due to the move to 100% ownership of Village Roadshow Films (BVI) Limited
- Release of Matrix sequels
- Now have 35 completed films

Production

Operational Highlights

- The *Matrix Revolutions* released in November 2003.
- *Mystic River* has performed exceptionally well, winning a Golden Globe for Best Actor and receiving six Academy Award nominations.
- *Torque* disappointing.

Financial Highlights

- EBITDA up 3%
- Attendances recovered from June 2003
- Studios underperformed

Theme Parks

Financial Summary

Theme Parks 2004 Half Year Results

	HY 2004	HY 2003	%change
Segment Revenue	14,579	13,713	6.32%
Reported EBITDA	13,661	13,314	2.61%
Profit Before Tax	7,244	7,897	-8.27%

VILLAGE ROADSHOW LIMITED

Divisional Performance – Distribution

31

Distribution

Financial Highlights

- Overall contribution increased 57% to $8.8m
- Theatrical profit before tax down
- Roadshow Entertainment Profit before tax up
- Television results were in line with last year

VILLAGE ROADSHOW LIMITED

Operational Highlights

- Outstanding titles for the Theatrical division were *Lord of the Rings: Return of the King* and *Matrix Revolutions*
- Roadshow Entertainment delivered a record breaking year with the release of the second Lord of the Rings DVD and Matrix Reloaded DVD

VILLAGE ROADSHOW LIMITED

Outlook

35

2004 Outlook

Exhibition

- Expect a strong finish to the financial year with line ups such as Passion of the Christ, Scooby Doo 2, Troy, Taking Lives, Harry Potter and the Prisoner of Azkaban and Shrek 2
- Conclude the sale of Taiwan and Val Morgan.
- Opening 8 screens in Taiwan (April 04), 11 screens in Australia (July 04) and 8 screens in New Zealand (Sep 04)

2004 Outlook

Radio

- Expect healthy trading conditions to continue across broad client spectrum
- New licences to be auctioned in April 04 (Brisbane and Sydney) and August 04 (Melbourne)
- ABA advise no more licenses for at least 5 years

2004 Outlook

Production

- Other films to be released in 2004 calendar year include *Taking Lives, Catwoman* and *House of Wax*
- Future films include *Oceans 12*

2004 Outlook

Distribution

- Product line up looking strong over the next 6 months with Scooby Doo 2, Troy, Harry Potter and the Prisoner of Azkaban and Shrek 2
- DVD growth set to continue
- Likely to provide another strong contribution to group earnings

41 VILLAGE ROADSHOW LIMITED

2004 Outlook

Group

- Underlying operations continue to be strong
- The Preference Share buy back remains a priority
- Gearing excluding Austereo and VRF BVI remains low
- On track to achieve full year profit forecast in Scheme Booklet.

VILLAGE ROADSHOW LIMITED

VILLAGE ROADSHOW LIMITED

Half Year Results Presentation
For the 6 months ended 31 December 2003

43

27 February 2004

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Melissa Grundy

BY FACSIMILE: 07 3832 4114

Dear Ms Grundy

Request for Trading Halt

Village Roadshow Limited has been informed by the Court of Appeal of the Supreme Court of Victoria that at 2:15pm today, Friday 27 February 2004, it will hand down its decision on the Company's appeal of Mr Justice Mandie's judgment in regard to the Company's first Preference Share buy-back Scheme of Arrangement.

Accordingly, the Company hereby requests a trading halt on its securities, pending the Company's review of the decision of the Court of Appeal.

Following its review of the judgment of the Court of Appeal, the Company will make its own announcement to the market. This is expected to take place prior to the start of trading on Monday 1 March 2004.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Shaun Driscoll
Co Company Secretary

27 February 2004

Preference Share Scheme
Court of Appeal Dismisses Appeal

The Company advises that its appeal to the Court of Appeal of the Supreme Court of Victoria has been dismissed.

As a result, the Company will proceed no further with the two schemes of arrangement to buy-back all of the A Class Preference Shares put to shareholders in November 2003 and January 2004 respectively.

Village Roadshow views the Court's decision as a disappointing outcome for the preference shareholders, given their vast support for both schemes.

The Board will meet over the weekend to review the decision of the Court of Appeal and consider the Company's options with regard to the reorganisation of its capital structure.

A further announcement will be made prior to the commencement of trading on Monday 1 March 2004 and following the Board's deliberations over the weekend.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229